[redacted]

06062209

DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

SEP 30 2006

September 29, 2006

John Seethoff
Assistant Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 9/29/2006

Re: Microsoft Corporation
Incoming letter dated July 14, 2006

Dear Mr. Seethoff:

This is in response to your letter dated July 14, 2006 concerning the shareholder proposal submitted to Microsoft by the Free Enterprise Action Fund. We also have received a letter from the proponent dated July 24, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

789019

Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Tel 425 882 8080
Fax 425 936 7329
http://www.microsoft.com/

VIA OVERNIGHT MAIL

July 14, 2006

Microsoft

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Microsoft Corporation 2006 Annual Meeting**
Shareholder Proposal of the Free Enterprise Action Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Microsoft Corporation, a Washington corporation ("Microsoft"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Microsoft has received a shareholder proposal and supporting statement (the "Proposal") from the Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Microsoft in connection with its 2006 annual meeting of shareholders (the "2006 Proxy Materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Microsoft intends to omit the Proposal from its 2006 Proxy Materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachment. We are also sending copy of this letter to the Proponent as notice of Microsoft's intent to omit the Proposal from its 2006 Proxy Materials.

I. Introduction

On May 31, 2006, Microsoft received a letter from the Proponent containing the following proposal:

> RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.
>
> The report should discuss Microsoft's analyses concerning the:
>
> 1. Business and economic rationale for supporting expanded Government regulation of the Internet;
> 2. Regulatory impacts and legal liabilities potentially associated with expanded
> 3. Government regulation of the Internet; and
> 4. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

Microsoft believes that the Proposal properly may be omitted from its 2006 Proxy Materials under Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations. Microsoft respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Microsoft if Microsoft omits the Proposal in its entirety from its 2006 Proxy Materials.

II. Basis for Excluding the Proposal

The Proposal May Be Omitted Under Rule 14a-8(i)(7) Because It Deals With a Matter Relating to Microsoft's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Microsoft believes that these policy considerations clearly justify exclusion of the Proposal. Not only is Microsoft's analysis and advocacy concerning Net neutrality intricately interwoven with Microsoft's day-to-day business operations, but it is precisely the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A. The Proposal by Its Very Terms Relates to Nothing Outside the Ordinary Business of Microsoft

In order to determine whether a proposal requesting preparation and dissemination of a special report to shareholders on specific aspects of a registrant's business is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983). The report that the Proponent requests is supposed to include analyses concerning:

- business and economic rationale;
- regulatory impacts and legal liabilities; and
- product development and customer impacts

potentially associated with the company's advocacy of measures that allegedly would increase regulation of the Internet and, specifically, the consequences of its Net neutrality advocacy.

It would be hard to find matters that are more intimately related to Microsoft's day-to-day business operations, or that pose a greater threat to micro-manage the company, than its decision to pursue public policies that support its products, customers, risk mitigation strategies or business.

Simply because a proposal touches upon a matter with public policy implications does not remove it from the realm of ordinary business. Rather, no-action precedents demonstrate the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would have broad public policy impacts outside the company, or instead would deal only with matters of the company's internal business operations, planning and strategies. Thus, the Staff has required the inclusion of proposals asking companies to prepare reports on the impacts of human activity on global warming, *General Electric Company* (January 17, 2006); *Occidental Petroleum* (February 2, 2006), but allowed companies to exclude proposals requesting inward-looking reports on the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on their business strategy and risk profile. *Pfizer Inc.* (January 24, 2006); *Marathon Oil* (January 23, 2006). The Proposal falls squarely in the latter group.

B. <u>The Proposal Relates to a Legislative Process Implicating Microsoft's Ordinary Business Operations</u>

Microsoft earns revenue by providing software, content and services through multiple channels, many of which entail use of the Internet. These include offerings such as MSN.com and the services available there (e.g., Hotmail, instant messaging, video and audio streaming, voice-over-IP access, games, online shopping), MSNTV, Windows Live, Windows Live OneCare, Office Live, Office Live Meeting and Xbox Live. As the company continues to develop products that involve both software that resides on a PC or server, on the one hand, and a service component aimed at enhancing that software experience, on the other, the company will rely even more on delivering value to its customers via Internet connections. Moreover, even when the company does not deliver a product or a product component via the Internet, the success or failure of a product may turn on the product's ability to serve as a platform for Internet-ready applications (e.g., software residing on SmartPhones and personal digital assistants).

The term "Net neutrality" is not self-defining. In the most general terms, it embraces the question whether broadband Internet access providers -- the companies such as telephone and cable operators that provide connections (or the physical on-ramps) to the Internet -- should be required by law to assure that consumers can continue to make use of the Internet resources of their choice via their broadband connections. It is the subject of debate and pending legislation in Congress. The outcome of the debate will shape the conditions under which Microsoft's content, software and services are transmitted to users. As a result, the company is keenly interested in this legislative process as it may impact both existing and increasingly important, new revenue streams.

The Staff consistently has permitted proposals to be excluded under Rule 14a-8(i)(7) where they were directed at engaging the company in a political or legislative process relating to an aspect of its business operations. *Verizon Communications, Inc.* (January 31, 2006) (proposal sought a board report on flat tax); *International Business Machines Corporation* (March 2, 2000) (proposal sought establishment of a board committee to evaluate the impact of pension-related proposals under consideration by national policymakers). See also *Pepsico, Inc.* (March 7, 1991) (permitting exclusion of proposal calling for an evaluation of the impact on the company of various federal health care proposals); *Dole Food Company* (February 10, 1992) (same); and *GTE Corporation* (February 10, 1992) (same).

In *Pacific Enterprises* (February 12, 1996), in which the Staff allowed the exclusion of a proposal that a utility dedicate its resources to ending state utility deregulation, the issuer successfully argued that:

> A determination as to the resources to devote to regulatory matters is a routine business decision properly reserved for management. It involves the evaluation of a number of factors, including the anticipated effect of deregulation on [the issuer's] financial position and shareholders' investments...the costs and benefits involved in pursuing an end to deregulation and the likelihood of success. This evaluation is one which properly must be made by corporate management to whom these highly important but nonetheless routine business decisions have been delegated by shareholders who are simply not positioned to make these judgments.

Similarly, Microsoft's definition of and stance on Net neutrality depends on an intimate knowledge of the company's business strategies, product and service plans, and marketplace position. Microsoft has been following, formulating its position on, and contributing to the discussion of these issues since 2002. As early as October 2002, and as recently as March 2006, for example, Craig Mundie (now Chief Research and Strategy Officer) testified before the Senate Commerce Committee on various aspects of telecommunications law, including the importance of safeguarding basic Net neutrality principles as the federal government continues to largely deregulate the communications industry. Shareholders are simply not in a position to frame the company's policy on complex questions of business, technology advancement, policy, and regulation. This activity properly is reserved for management.

In *International Business Machines, supra*, the Staff's letter allowing exclusion of the proposal specifically noted that "the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." Here, the Proponent clearly wants to commandeer the resources of Microsoft and the platform of its proxy statement to pursue its agenda relating to the nation's Internet policy. The supporting statement explicitly refers to "Proposals before Congress [that] would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services," including Net neutrality. The supporting statement condemns such proposals: "If ever there was a solution in search of a problem, 'Net neutrality' is it." The supporting statement asserts that Microsoft's policy is defective and "Policy based on faulty or incomplete analyses may reduce shareholder value." On a day-to-day basis, Microsoft devotes substantial resources to monitoring its compliance with existing laws, reviewing proposed regulations and participating in ongoing regulatory and legislative processes. The Proposal inappropriately seeks to intervene in Microsoft's day-to-day operations in this area in order to advance a specific political objective.

C. The Proposal Relates to a Complex Matter that is Most Appropriate for Management to Address

Nor is Net neutrality a simple binary concept, such as whether to vote "for" or "against" a candidate or political initiative. Congress is currently debating not only whether to legislate in the area, but what form any such legislation might take. *See, e.g., 'Net Neutrality' Snags Overhaul of Telecom Laws*, The Wall Street Journal, June 29, 2006 (describing different approaches to Net neutrality being advocated in the pending telecommunications bill). To illustrate, in February 2004, then-FCC Chairman Michael Powell articulated one formulation for Net neutrality (which he dubbed "Internet Freedoms"). In August 2006, the current FCC adopted a variation on those freedoms. These latter principles are endorsed by the House's current telecommunications reform legislation. In late June, the Senate Commerce Committee included in its bill a different formulation. In the process, the Committee Chairman, Ted Stevens (R-AK), introduced but withdrew an amendment to his own bill which would have augmented the list of Net neutrality principles, and the Committee tied 11-11 in a vote on yet another variant. Beyond these various "official formulations", academics of different stripes have stated their own views on how to address the public policy issues raised in the Net neutrality debate. *See, e.g.*, Robert D. Atkinson and Philip J. Weiser, *A 'Third Way' on Network Neutrality*, (May 30, 2006) (http://www.innovationpolicy.org/pdf/netneutrality.pdf) *and* Kyle Dixon, et al., *A Skeptic's Primer on Net Neutrality Regulation*, (June 2006) (http://www.pff.org/issues-pubs/pops/pop13.14primer_netneut.pdf).

Microsoft's goal throughout this dynamic legislative process has been to inform lawmakers and other stakeholders of its policy, business and technology views, and also to shape its advocacy in response to ever-shifting political realities. In *General Electric Company* (January 17, 2005) the proponent requested that the issuer prepare a report on the impact of a flat tax on the company. General Electric successfully argued that tax planning and compliance were "intricately interwoven with a company's financial planning, day-to-day business operations and financial reporting." In the same way, Microsoft's stance on Net neutrality is the carefully-considered product of its unique product plans, service offerings, position in the marketplace and assessment of the legislative landscape. The complexity and rapid evolution of the Net neutrality debate therefore make it a poor topic for action by shareholders at an annual meeting, and just the type of proposal, condemned by the 1998 Release, that "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

III. Conclusion

Microsoft believes that the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) because public policy and business issues relating to the Internet are within the scope of Microsoft's ordinary business operations as interpreted in the no-action letters cited above. Microsoft respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Microsoft if Microsoft omits the Proposal in its entirety from its 2006 Proxy Materials.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (425) 705-5744.

Very truly yours,

John Seethoff
Assistant Secretary

Attachment

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

Post-it® Fax Note 7671	Date 5-31-06 # of pages ▶ 5
To BRAD SMITH	From STEVEN MILLOY
Co./Dept. CORPORATE SECRETARY	Co. FREE ENTERPRISE
Phone #	Phone # ACTION FUND
Fax # 425-936-7329	Fax # 301-258-2852 301-330-3440

May 31, 2006

Corporate Secretary
Microsoft Corp.
One Microsoft Way
Redmond, WA 98052

Dear Mr. Secretary:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Microsoft Corp. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (the "Fund") is the beneficial owner of approximately 4220 shares of the Company's common stock, 3809 shares of which have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of the Fund's beneficial ownership of the aforementioned Company stock.

The Fund's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the Free Enterprise Action Fund. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the Free Enterprise Action Fund, Owner of Microsoft Corp.Common Stock

Enclosures: Shareholder Resolution: Global Warming Report
Letter from Huntington National Bank

Internet Regulation Report

RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.

The report should discuss Microsoft's analyses concerning the:

1. Business and economic rationale for supporting expanded Government regulation of the Internet;
2. Regulatory impacts and legal liabilities potentially associated with expanded Government regulation of the Internet; and
3. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

SUPPORTING STATEMENT:

Microsoft's main responsibility is to create shareholder value. Company public policy positions should be based on sound business and legal analyses, consistent with corporate governance principles, transparent, and, to the extent possible, disclosed to shareholders.

Policy based on faulty or incomplete analyses may reduce shareholder value.

Proposals before Congress would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services. [*See* Wolf C, A Legal Perspective on 'Net Neutrality,' http://handsoff.org/hoti_docs/studies/wolf.pdf] Such proposals are commonly referred to as promoting "Net neutrality."

"If ever there was a solution in search of a problem, 'Net neutrality' is it... Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies) some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services." [The Wall Street Journal, The Web's Worst New Idea, May 17, 2006.]

Microsoft supports and advocates for Net neutrality. [See e.g., Letter to the Hon. Joe Barton and the Hon. John Dingell, Committee on Energy & Commerce, U.S. House of Representatives, March 1, 2006.]

"Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world.... [Its] vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend. [Olson W., The Wall Street Journal, What Congress Is Learning About 'Net Neutrality,' May 18, 2006.]

"[Microsoft and other supporters of Net neutrality] don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby." [The Wall Street Journal, May 17, 2006.]

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

July 24, 2006

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Microsoft Corporation 2006 Annual Meeting; Shareholder Proposal of the Free Enterprise Action Fund

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAF" or the "Fund") in response to the July 14, 2006 request by Microsoft Corporation ("Microsoft" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Microsoft's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser to the FEAF. We believe the Proposal is not excludable for any of the reasons claimed by Microsoft.

THE PROPOSAL

Please note that the excerpt of the Proposal presented by Microsoft in its July 14, 2006 letter is not the entire Proposal submitted by the FEAF. Microsoft omitted the Proposal's Supporting Statement and inserted a typographical error in its excerpt (i.e., There are only three numbered points in the Proposal describing the requested report's contents, not four. Microsoft erroneously broke point No. 2 into two items.).

The Proposal states in its entirety:

Internet Regulation Report

> RESOLVED: The shareholders request that the Board of Directors report to shareholders as soon as practicable on Microsoft's rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet, particularly concerning so-called "Net neutrality," omitting proprietary information and at reasonable cost.

The report should discuss Microsoft's analyses concerning the:

1. Business and economic rationale for supporting expanded Government regulation of the Internet;
2. Regulatory impacts and legal liabilities potentially associated with expanded Government regulation of the Internet; and
3. Product development and customer impacts potentially associated with expanded Government regulation of the Internet.

SUPPORTING STATEMENT:

Microsoft's main responsibility is to create shareholder value. Company public policy positions should be based on sound business and legal analyses, consistent with corporate governance principles, transparent, and, to the extent possible, disclosed to shareholders.

Policy based on faulty or incomplete analyses may reduce shareholder value.

Proposals before Congress would expand in unprecedented fashion government power over a wide-range of issues relating to the construction, management and delivery of high-speed Internet services. [*See* Wolf C, A Legal Perspective on 'Net Neutrality,' http://handsoff.org/hoti_docs/studies/wolf.pdf] Such proposals are commonly referred to as promoting "Net neutrality."

"If ever there was a solution in search of a problem, 'Net neutrality' is it... Net neutrality is generally billed as a way of reining in Internet service providers (typically phone and cable companies) some of whom have made noises about charging content companies extra fees for guaranteeing priority to certain kinds of services." [The Wall Street Journal, The Web's Worst New Idea, May 17, 2006.]

Microsoft supports and advocates for Net neutrality. [See e.g., Letter to the Hon. Joe Barton and the Hon. John Dingell, Committee on Energy & Commerce, U.S. House of Representatives, March 1, 2006.]

"Especially dismaying is Microsoft's role here, since no company has been more subjected to regulatory predation around the world.... [Its] vision for the Internet is, apparently, as a regulated monopoly, like the old phone system. Doubtless one motive is fear of their own unregulated rivalry, which they'd like to put some curbs on. Microsoft, Google, Yahoo, etc. all have deep pockets and rightly worry that their own battle for supremacy would drive them to shift billions to AT&T and Verizon in a race to put their own multimedia offerings in front of consumers. Their strong positions today can't disguise the risks and uncertainties to their business models that the new superbroadband investments portend. [Olson W., The Wall Street Journal, What Congress Is Learning About 'Net Neutrality,' May 18, 2006.]

"[Microsoft and other supporters of Net neutrality] don't seem to comprehend the legal and political danger they'll face once they open the neutrality floodgates. We'd have thought Microsoft of all companies would have learned this lesson from its antitrust travails, but it too has now hired lawyers to join the Net neutrality lobby." [The Wall Street Journal, May 17, 2006.]

RESPONSES TO MICROSOFT's CLAIMS

I. The Proposal does not deal with Microsoft's ordinary business operations.

1. The Proposal merely requests a report to shareholders from Microsoft.

The Proposal merely requests a report to shareholders providing Microsoft's rationale for advocating material change in a significant issue of public policy –, i.e., increased government regulation of the Internet.

In merely requesting a report, the Proposal: (1) does not intend or attempt to have shareholders decide Company policy at the annual meeting; (2) does not intend or attempt to subject management's ability to run the Company on a day-to-day basis to shareholder oversight; and does not intend or attempt to permit shareholders to micro-manage the Company.

Shareholders receive reports from companies regularly, including those required by law and regulation – none of which are construed as efforts by shareholders to decide company policy, interfere with management or micro-manage companies.

The Proposal simply asks for disclosure – in the name of good corporate governance and transparency – of Company policy on a significant social policy issue. The Proposal is not in any demonstrable way an effort to direct Company policy.

2. The Proposal involves a significant social policy issue not constituting ordinary business operations.

Exchange Act Release No. 40,018 (May 21, 1998) provides that shareholder proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Moreover, a shareowner proposal involving a significant policy issue is not excludable merely because it may somehow impact ordinary business operations at some indeterminate point in the future.

Government regulation of the Internet is a significant social policy that should preclude exclusion. Microsoft itself has acknowledged by its advocacy activities that increased Government regulation of the Internet is a significant social policy.

In a March 1, 2006 letter to House Committee on Energy and Commerce (attached), Microsoft and other companies wrote that,

> Unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure that the Internet remains a platform open to innovation and progress...
>
> ... The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade...

> We stand ready with you to pass legislation that will continue the successful legal policies that are essential to allowing broadband Internet to thrive.

According to Microsoft, then, current public policy concerning the Internet:

- Has allowed the Internet to be an "engine for phenomenal social and economic growth";
- Is the "bedrock of U.S. telecommunications policy"; and
- Is the "framework... that has driven the American economy over the past decade."

Regulation of the Internet is, by Microsoft's own words, a significant social policy issue.

3. Shareholder proposals may request cost-benefit analyses on significant social policy issues.

It is permissible for a shareholder proposal to request a report in the nature of a cost-benefit analysis.

In *General Electric Company* (January 17, 2006), the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

The Staff has already determined, therefore, that cost-benefit reports on significant social policy issues do not represent efforts to micro-manage corporate affairs. In the present case, the Proposal requests a cost-benefit type report similar to that requested in *General Electric Company*.

4. The mere fact of potential or ongoing legislative activity concerning a similar topic as the Proposal does not justify excluding the Proposal.

In *General Electric Company*, the Staff refused to exclude a proposal requesting a cost-benefit analysis concerning the impacts to General Electric of its public policy position and lobbying concerning the significant social policy issue of global warming regulation.

Prior to, and at the time of the Proposal, Congress was debating whether and how to address the issue of global warming. General Electric, in fact, was actively participating in that very legislative process. [*See* letter to Staff from Steven J. Milloy, December 20, 2005, re: General Electric Company; Shareowner Proposal of Thomas J. Borelli Securities Exchange Act of 1934 – Rule 14a-8.]

Yet the mere fact of an ongoing legislative process addressing a similar issue as the proposal in *General Electric* did not require exclusion of the proposal from General Electric's proxy statement.

5. The Proposal does not seek to intervene in Microsoft's day-to-day operations in order to advance a specific political objective.

The proposal requests that Microsoft report to shareholders on the impacts of increased Government regulation of the Internet. Contrary to Microsoft's assertion, the Proposal does not seek to advance a specific political objective.

The Proposal's goal is for Microsoft to disclose to shareholders – as part of good corporate governance and transparency – the impacts of its lobbying for Internet regulation.

The Proposal does not intend to advance any political objective. The Proposal's Supporting Statement cites credible independent sources who have raised serious questions about the merits of Microsoft's advocacy of increased regulation of the Internet. The Proposal thereby only seeks to raise questions on behalf of shareholders that ought to be squarely and forthrightly addressed by a corporate management striving to fulfill its fiduciary duty to increase shareholder value.

Microsoft's assertion that Internet regulation is too complex for shareholders is absurd. In *General Electric*, the Staff did not consider the science and economics of global warming to be too complex for shareholders. Certainly Internet regulation is less complex than global warming.

CONCLUSION

Based upon the forgoing analysis, we respectfully request that the Staff reject Microsoft's request for the Staff to take no action if Microsoft excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this correspondence has been timely provided to Microsoft. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Microsoft or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel
Attachment: Microsoft letter to House Committee on Energy and Commerce

Cc: John Seethoff, Microsoft Corporation

VIA HAND DELIVERY

March 1, 2006

The Honorable Joe Barton
Chairman
Committee on Energy and Commerce
U.S. House of Representatives
Washington, D.C. 20515

The Honorable John D. Dingell
Ranking Member
Committee on Energy & Commerce
U.S. House of Representatives
Washington, D.C. 20515

Dear Chairman Barton, Ranking Member Dingell and Members of the Committee:

We are a broad based group of Internet consumers, content providers, service, device and application companies that believe that unless Congress acts, the Internet is at risk of losing the openness that has made it an engine for phenomenal social and economic growth. We are writing to urge that Congress take steps now to preserve this fundamental underpinning of the Internet and to assure the Internet remains a platform open to innovation and progress.

Specifically, as Congress considers legislation to update the nation's telecommunications policy, it must recognize that the Internet's open architecture and the pre-existing legal framework that created the Internet should not be just "hoped for" in a broadband world. The essential elements must be guaranteed by a meaningful and enforceable net neutrality requirement.

The open architecture of the Internet has always let providers, as well as individual innovators, share, offer and create the content, devices, applications, and services that the marketplace desires. Consumers in the marketplace, and not network operators, should decide what content and services succeed or fail. The end-to-end design of the Internet was made possible by the non-discriminatory framework that has long been the bedrock of U.S. telecommunications policy. It is this framework that has prevented gatekeepers on the Internet and guaranteed the innovation and economic success that has driven the American economy over the past decade.

While it is appropriate for Congress to develop new legislation to promote competition among broadband networks, it must also ensure that consumers and providers continue to have the right to use those networks to send and receive content, and to use applications and services, without interference by network operators. As Internet pioneer Vint Cerf said, the Internet is, and must remain, 'innovation without permission".

We stand ready to work with you to pass legislation that will continue the successful legal policies that are essential to allowing the broadband Internet to thrive.

Sincerely,

Aegon Direct Marketing Services, Inc.
Adaptive Marketing LLC
Amazon.com
American Association of Libraries
AngleBeds.com
Ask.com
Association of Research Libraries
Bloglines
Cendant
Circumedia LLC
CitySearch
COMPTEL
Consumer Electronics Association
Consumer Federation of America
Downstream
Dreamsleep.com
Dresses.com
EarthLink
eBay
eBrands Commerce Group
Educause
Electronic Retailing Association
Entertainment Publications
Evite.com
Excite
Expedia
Free Press
Gifts.com
Google
Hawthorne Direct
Home Shopping Network
Hotels.com

Hotwire
IAC/InterActiveCorp
Iceland Health Inc.
iNest
InPulse Response
Interactive Travel Services Association
Internet2
iWon
LendingTree
Livemercial
Match.com
Media Access Project
Media Partners Worldwide
Mercury Media
Merrick Group
Microsoft
Nationalblinds.com
NetCoalition
Product Partners LLC
Public Knowledge
Pulver.com
RealEstate.com
Savvier
ServiceMagic
Skype
Sling Media Inc.
Ticketmaster
TiVO
Tonystickets.com
Tranqulitymattress.com
Travelocity
Yahoo!

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 29, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Microsoft Corporation
Incoming letter dated July 14, 2006

The proposal seeks a report on Microsoft's rationale for supporting certain public policy measures concerning regulation of the internet, particularly "net neutrality" measures.

There appears to be some basis for your view that Microsoft may exclude the proposal under rule 14a-8(i)(7) as relating to Microsoft's ordinary business operations (i.e., evaluating the impact of expanded government regulation of the internet). Accordingly, we will not recommend enforcement action to the Commission if Microsoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mary Beth Breslin

Mary Beth Breslin
Special Counsel